SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of July, 2008

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

PRESS RELEASE 2Q08

Record in Pulp Sales with 38% higher Net Income, despite
adverse macroeconomic scenario and non-recurring events

Key Indicators in US$ millions	2Q08	1Q08	Chg % 2Q08/1Q08	2Q07	Chg % 2Q08/2Q07
Net Revenues	377	340	11%	315	20%
Domestic	182	169	8%	170	7%
Exports	195	171	14%	145	34%
EBITDA (including Conpacel1)	125	117	7%	113	11%
% EBITDA margin (inc. Conpacel1)	33%	34%	(3%)	36%	(8%)
Net Income	121	88	38%	121	0%
EPS[2] US$	0.60	0.43	39%	0.59	2%
Pulp Sales, ´000 tons	329	307	7%	269	22%
% Exports	78%	76%		83%
Paper Sales, ´000 tons	87	87	0%	113	(23%)
% Domestic Market	90%	86%		87%

(1)	Consolidated EBITDA with 50% Conpacel. (2) Earnings per share (Net Income US$ millions / total outstanding ex-treasury shares)

Market value
R$ 8.8billion
US$5.4billion

Daily volume (2Q08)
Bovespa R$22 million
NYSE US$18 million

Price per share
(July 16, 2008)
VCPA4 = R$ 43.03
VCP ADR = US$ 26.68

Number of shares
ON = 105,702,452
PN = 98,443,055
Total = 204,145,507

Investor Relations
Valdir Roque
CFO & IR Officer
Gustavo Barreira -Manager
Mara Dias - Consultant
Anna Laura Linkewitsch - Analyst
Susana Yamamoto - Analyst

Phone: 5511 2138 4287/4361/4261
Fax: 5511 2138 4066

ir@vcp.com.br
www.vcp.com.br

2Q08 Highlights

✓ VCP’s pulp sales volume broke the record high posted in 1Q08, reaching 329 thousand tonnes. When compared to 1Q08, average prices were 6% higher in US$ and +1% in R$, despite the exchange rate variation. Pulp represented 61% of net revenues, against 59% in 1Q08 and 49% in 2Q07, in line with the business model adopted by the company;

✓ Problems with wood supply in Europe and Asia and buoyant demand sustained new rises in the eucalyptus pulp list price in 2Q08;

✓ In Europe and North America, a rise of US$40/tonne in April increased the list price to US$840 and US$865/tonne, respectively. In Asia, key driver of the global consumption growth, two rises of US$30/tonne each, one in April and the other in June, have been fully implemented, resulting in a final list price of US$810/tonne;

✓ Paper: Constant sales volume, with 7% rise in paper revenue against 1Q08 derived from a better mix of value-added products that benefited average prices. Compared to 2Q07, 8% decrease in revenue, mainly due to divestments carried out during 2007. Start-up of the new coater in Piracicaba is scheduled to August, whose capacity is 25 thousand tons / year.

✓ Despite the increase of 7% in Ebitda in US$, the margin was reduced by 120 bps compared to 1Q08, and by 300 bps against 2Q07, caused by the local currency appreciation and indirect inflationary pressures on costs, especially oil and power.

✓ Net Income of US$121 million, 38% higher than 1Q08, due principally to the positive effect of the exchange variation on the dollar debt and treasury operations that generated a net financial result of US$66 million;

✓ Horizonte Project: 70% of construction has been concluded. Beginning of operations planned for May 2009.

✓ Losango Project: forestry environmental zoning approved in April 2008. 70% of the necessary forestry base has been acquired.

First quarter of 2008 results (2Q08) - VOTORANTIM CELULOSE E PAPEL S.A. - The operating and financial information herein, unless otherwise indicated, is presented on a consolidated basis and in US dollars in accordance with US GAAP. This report does not include the proportional consolidation of Aracruz Celulose S.A. (12.35%) and Ripasa S.A. Celulose e Papel (50%), whose results were accounted for using the equity method, unless otherwise indicated. Likewise, the results of Ahlstrom VCP Indústria de Papéis Especiais S.A. (“JV”) were accounted using the equity method as of September 1, 2007.

1

PRESS RELEASE 2Q08

Net Revenue and Total Sales Volume

✓	Paper and pulp sales volume totaled 416,000 tonnes in 2Q08:

•	6% higher than in 1Q08 due to the increase of 7% in pulp volumes, while paper sales remained unchanged;

•
9% higher than in 2Q07 even with a drop of 23% in paper volume caused by the divestments in 2007 (JV with Ahlstrom, and disposal of the Mogi das Cruzes mill). The 9% increase is a result of the 22% rise in pulp sales;

•
Year-to-date, performance of the Jacareí and Conpacel units have been outstanding. Jacareí recorded an over 3% production volume rise against 1H07, and has maintained the pace for an annual volume of 1,100 thousand tonnes of market pulp. At Conpacel, rise in production volumes reached 10%, including market pulp and the amount consumed for paper manufacturing.

✓	Net Revenue totaled US$377 million in 2Q08:

•
11% higher than 1Q08 due to the record high pulp volume sold at average prices 6% higher than the previous period. In local currency, the increases in eucalyptus pulp list price in US$/tonne (please refer to item “Pulp” on the next page) offset the exchange variation in the quarter. In the paper business, the mix change, focusing on higher added value products, allowed for 7% higher average prices compared to the previous quarter.

•	20% higher compared to 2Q07 due to a 22% increase in pulp volume sold with better average prices (+21%) which more than offset the decrease of 23% in paper volume.

✓	Exports accounted for 64% of total sales volumes and 52% of revenue, versus 62% and 50% in 1Q08, and 62% and 46% in 2Q07.

✓	Approximately 64% of total VCP revenue are linked to the U.S. dollar, as even pulp prices practiced in the domestic markets are referenced to international prices.

2

PRESS RELEASE 2Q08

PULP
International Market

✓
China remained the key driver of the global pulp consumption increase, with a 14% rise in demand from January to May 2008, compared to the same period in the previous year, while the global demand growth reached 6% (source: Pulp and Paper Products Council). The country depends on imported pulp to supply its local paper factories, in addition to present limitations for the development of forests due to the decreased availability of appropriate areas for planting, competition with foods, and urbanization.

✓
Eucalyptus pulp represented nearly 70% of the additional Chinese demand (source: PPPC). One of the factors which justifies this preference for eucalyptus is the price difference between long and short fibers, currently about US$60/tonne in Europe and North America, in addition to high wood cost issues in the Northern Hemisphere. Thus, Latin America represented 42% of the incremental shipments to China in the first five months of 2008, versus 15% from North America and 17% from Europe.

✓	Regarding Asian and European markets, pulp supply was adversely affected by wood supply issues caused by:

o	Temporary interruption of native forests felling in Indonesia. The felling has already been normalized, but it should not return to regular supply levels until August or September.

o
Deceleration of the United States real estate market, thereby reducing the availability of wood for pulp producers. As a consequence of the wood supply reduction, there has been a 10-15% price increase in wood that also supplies Canadian markets.

o
Taxation of Russian wood exports, which has made some pulp manufacturing operations unviable due to the resulting high impact on production costs. Taxes directly impact Finnish producers, which import nearly 12 million m3/year of wood from Russia.

✓
According to Utipulp, May inventories were equivalent to 27 days of consumption, unchanged against April 2008, up 17% against May 2007, but 7% lower than the historical average of 29 days, which should prevent pressure for pulp price reductions in the short term.

✓
Market fundamentals sustained new price increments during 2Q08. In April, an increase of US$40/tonne for North America and Europe resulted in list prices of US$865/tonne and US$840/tonne, respectively. In Asia, two new increases of US$30/tonne each, in April and June, left the final list price at US$810/tonne.

✓
The expected reduction in pulp consumption due to the historical seasonality in the Northern Hemisphere (summer period) should be offset by the decreased pulp supply due to several maintenance shutdowns by various producers scheduled for August.

3

PRESS RELEASE 2Q08

Pulp at VCP

✓	The pulp sales volume reached a record 329,000 tonnes in the quarter:

•	7% higher than 1Q08 due to the good manufacturing performance in the quarter, with no shutdowns. In addition, the buoyant demand facilitated the outflow of additional volumes for exports;

•	22% above 2Q07 due to the disposal of the Mogi das Cruzes and Ripasa (Embu, Cubatão, and Limeira) paper mills, whose pulp (previously transferred to paper production) became market pulp.

✓	Net pulp revenue reached a record US$232 million:

•	14% above 1Q08 with a higher volume and a 6% increase in average US$ price, with the growth in international prices increases fully implemented.

•	48% above 2Q07 with larger volumes and 21% higher average price.

✓	Exports accounted for 78% of the volume and 80% of revenue from pulp sales in 2Q08.

4

PRESS RELEASE 2Q08

Pulp production cash cost

✓
Macroeconomic factors, such as the increase in global consumption, and the devaluation of US dollar against several currencies, have contributed to the rise in commodity prices, especially oil (WTI, +38% in 2Q08), which is a price reference for wood transportation and natural gas, and electric power which is in turn a reference for prices of chemical products.

✓
These factors prevented the reduction in VCP’s cash cost during 2Q08. Initiatives such as the negotiation of agreements for raw material and international logistics, in a joint effort with the Votorantim Group, use of imported products as an alternative, in addition to constantly striving to cut fixed costs have mitigated the negative impact of these rises. We have also reduced the specific consumption of Sodium Hydroxide, Chlorine Dioxide, and Sulfuric Acid, a result of constant efforts and process improvement caused by Research & Development initiatives.

✓
2Q08 cash cost reached US$294/tonne, an increase of 5.7% against 1Q08 mainly caused by local currency appreciation. Local currency appreciation itself accounted for US$14/ton increase in the 2Q08 cash cost in US Dollars. In Reais, the increase was 0.7%.

5

PRESS RELEASE 2Q08

PAPER

✓	Paper sales volume totaled 87 thousand tonnes in the quarter, the same level of 1Q08 and 23% below 2Q07, as a consequence of the sale of the Mogi das Cruzes unit and JV with Ahlstrom in Jacareí.

✓
Paper revenue was 7% higher than in 1Q08, resulting from the improved sales mix and focus on higher value added products, with an increase in Thermal and Couché (coated) papers. Coated and Special papers accounted for 64% of the sales volume versus 57% in 1Q08, while uncoated papers dropped from 43% to 36%. The result was a 7% increase in average prices in US$ (1% in Reais), even with the strong competition with imported products in the local market, boosted by the appreciation of the Real.

✓
Compared to 2Q07, revenues were 8% lower, with proportionally equal decreases in volume and average prices. Please, note that the basis are uncomparable due to the divestments of the Luis Antonio Jacareí and Mogi units.

✓
The relevance of high value added papers will continue with the expansion, this year, of the capacity of the Piracicaba coated machine by 25 thousand tonnes of thermal papers, allowing for an even higher leverage of the benefits of the technology exchange agreement with Oji Paper.

✓	Market Outlook:

o
Uncoated paper: Rise in P&W sales compared to 1Q08, due to the seasonality of the education industry, with increased sales volumes for publishing companies and the distribution segments. This year, because of the appreciation of the Real, notebook sales exports dropped nearly 30%, increasing competitiveness in the local market.

o	Coated paper: Despite the competition with imported products, VCP has managed to selectively increase by 18% the volume sold at a stable average price compared to 1Q08.

o
Special paper: Gain in revenues with a 5% rise in sales, especially due to the seasonality of the business. Uptrend for special papers, driven by cutting-edge thermal papers, whose demand remains buoyant.

6

PRESS RELEASE 2Q08

RESULT ANALYSIS
EBITDA

✓
Consolidated EBITDA, including Conpacel, was US$125 million in 2Q08, up 7% compared to the previous quarter in nominal value, and 11% higher compared to 2Q07, despite the lower volume of paper and divestments (the disposal of Mogi das Cruzes mill and non-consolidation of the JV in Jacareí).

✓	We closed 2Q08 with a 33% EBITDA Margin:

•
3% lower than in 1Q08, and 8% lower than in 2Q07, still pressured by the rises in chemicals, fuels and logistics prices. The 38% rise in oil prices in 2Q08 (WTI, source: Bloomberg) increased commercial expenses with international freight, which was mitigated by the long-term agreements closed with the Votorantim Group.

•
The record high pulp sales generated economy of scale and the increase in average prices together with strategic management of agreements have allowed the reduction on costs pressure on our results. We have maintained our efforts and commitment to reduce general and administrative expenses and fixed costs.

✓	From January to June, Ebitda totaled US$242 million, a 34% margin, down 200 bps compared to the same period in 2007, even in the face of unfavorable macroeconomic conditions.

7

PRESS RELEASE 2Q08

NET INCOME

(*) Ripasa reorganization put option

➢
Net income was US$121 million in 2Q08 against US$88 million in 1Q08, resulting in a 32% net margin (26% in 1Q08) despite the non-recurrent expense related to the put option execution by former Ripasa shareholders (please refer to item “Ripasa”). The increase was due to the rise in EBITDA and the higher financial revenue derived from the effect of the final period FX appreciation on the dollar debt plus treasury operations. The actual effective income tax rate was 16%, also a direct consequence of the higher financial income.

➢	In comparison to 2Q07, net income was stable, even considering the divestments in paper assets during 2007.

CAPEX

Capex (US$ million)	2Q08	1Q08	FY 2008E
Expansion projects	29	26	262
Modernization	4	3	13
Forests	81	43	297
. São Paulo	26	15	67
. Rio Grande do Sul	13	11	62
. Mato Grosso do Sul	42	17	168
Maintenance, IT, others	8	8	44
TOTAL VCP	122	80	616
50% of Ripasa*	11	11	50
TOTAL VCP + 50% Conpacel	133	91	666

➢	VCP investments totalized US$133 million in 2Q08, distributed in:

•	66% in the forestry sector: land acquisition, forestation, and forest maintenance, highways and infrastructure;

•	24% in expansion: The main items being the new coater machine in Piracicaba-SP, with capacity of 25 thousand tonnes/year of coated paper, and the Horizonte Project;

•	10% in modernization and maintenance: Implementation of gas turbine and boiler in Jacareí, Research and Development, and others.

8

PRESS RELEASE 2Q08

NET DEBT (US$ millions)

➢
The debt increase was caused by the funding required mainly for the non-recurring Ripasa corporate restructuring (see “Ripasa”) disbursement, interest attributable to capital disbursements above the minimum required and to support VCP’s expansion plan (Horizonte and Losango projects).

➢
The Net Debt/Ebitda ratio closed the quarter at 2.5, equivalent to 27% of the Shareholders' Equity, not including Conpacel. The debt repayment profile, concentrated in the long term, will adapt the cash generation arising from completion of these investments to match debt maturities.

➢	Average cost reduced 110 bps compared to the previous quarter.

Net Debt US$ million	2Q08	1Q08	2Q07
TOTAL GROSS DEBT	1,808	1,544	1,634
Gross Debt R$	187	181	184
Gross Debt USD	1,621	1,363	1,451
Cost of debt p.a.	4.38%	5.48%	6.54%
Duration	3.97	4.58	5.21
% short term portion	37%	24%	21%
TOTAL CASH	586	664	701
Cash R$	251	393	565
Cash USD	334	271	136
Average Income Onshore	12,18%	12.01%	12.55%
Average Income Offshore	1,96%	3.10%	5.19%
% short term portion	100%	100%	100%
NET DEBT VCP	1,222	880	934
(+) 50% Net debt Ripasa	94	103	99
NET DEBT CONSOLIDATED	1,316	983	1,032

LT debt amortization	2009	2010	2011	2012	2013	after 2014
US$ million	67	134	167	217	167	382

9

PRESS RELEASE 2Q08

RIPASA

RIPASA CELULOSE E PAPEL S.A. (100%) - US$ million (USGAAP)
Balance Sheet	2Q08	1Q08

Current Assets	203	208
Cash and cash equivalents	16	26
Others current assets	187	182
Non-Current	114	105
Permanent assets	1.436	1.318
TOTAL ASSETS	1.753	1.631
Liabilities and shareholders´ equity	2Q08	1Q08
Current Liabilities	194	181
Short-term debt	103	96
Others current liabilities	91	85
Non-Current	483	480
Long-term debt	111	134
Others	372	346
Shareholders´equity	1.076	970
TOTAL LIABILITIES	1.753	1.631

Income Statement	2Q08	1Q08
Gross profit	25	21
Selling and marketing expenses	-1	0
General and administrative expenses	-2	-7
Others, net	3	-3
Operating income	25	12
Financial Results	-4	7
Non-operating income (expense)	0	-1
Current income tax expense	-7	-8
Net Income	14	9
EBITDA	47	42

✓
Consisting of a single plant in Limeira-SP, Conpacel is the remaining unit of Ripasa, which originally consisted of 4 units, of which 3 were sold (Embu, Cubatão and Limeira) in 2007. Currently, Conpacel’s industrial unit has an annual capacity of 320,000 tonnes of market pulp, 300,000 tonnes of uncoated paper, and 90,000 tonnes of coated paper. Its forest base consists of 76,000 hectares area planted with eucalyptus and an additional 28,000 hectares area mantained for preservation.

✓
Since its acquisition in 2005, the Conpacel unit has been rapidly improving its industrial and forestry management practices, with cost reductions and productivity gains, in order to be considered a recognized benchmark for comparable size units. Pulp production capacity is currently 650 thousand tonnes a year, and operational margins already exceed those of VCP. The purchase of Ripasa and the resulting business model were granted approval by the Administrative Brazilian Council for Economic Defense (CADE) in August 2007.

✓
Since Sept/06, VCP administers Conpacel using the pre-consortium regime, in which it buys its 50% interest of the volumes produced by Conpacel, at market prices, and resells them through VCP’s distribution channels and brands. As a result of this resale, VCP’s cost of products sold (CPS) also reflects the costs of acquisition of Conpacel’s products, not considering distribution costs which remain under VCP's responsibility. Thus, VCP combines the margin corresponding to distribution in its operating income, while the margin obtained by Conpacel in production and sale is part of the CPS and later recognized as equity adjustment upon consolidation.

✓	A brief description of Ripasa corporate restructuring implemented during the quarter is as follows:

•
On March 3, 2008, CMT, one of the former controlling shareholders of Ripasa, exercised its put option related to 2,784,091 preferred shares of VCP. Pursuant to the exercise of such option, VCP and Suzano were required to acquire the shares each had previously issued.

•
On 10 June, after consulting Brazilian Security Exchange Commission (Comissão de Valores Mobiliários - "CVM"), VCP and Suzano executed with CMT the Agreement for the Purchase and Sale of Shares, Transaction, Acquittal and Other Matters which, in summary, VCP and Suzano acquired and CMT sold and transferred all its shares under the Option of Purchase and Sale Agreement at market price (previous day closing price: R$54,90/share).

•
The total price paid to CMT for the VCP shares acquired corresponded to the then current market value of the shares, of R$152,8 millions (approximately US$ 93 millions). The difference between the contract amount (shares prices indexed to SELIC since March 2005) and the market price was accounted as financial expense.

✓	VCP is following the formal procedures to retire the repurchased shares.

10

PRESS RELEASE 2Q08

STRATEGIC PROSPECTS

In the face of a challenging scenario in 2008, with cost pressure, appreciated local currency, and ongoing expansion projects, VCP has shown consistent results, and capacity to adapt to the new economic and business realities. The company has followed its Long-Term Strategic Plan, aiming to rank among the three largest global market pulp companies by 2012, via projects aligned with the strategies of organic growth, cost reduction, and generation of economic value while, at all times, maintaining its investment grade rating.

The global Pulp and Paper industry is currently within a restructuring period, seeking better competitive advantages. While paper capacity growth is faster in Asia, the pulp producing market sees in South America (especially Brazil, due to the available for expansion areas) fertile land to replace/migrate less competitive forests and industrial units in the Northern Hemisphere. In this context, VCP has a privileged position due to its vast knowledge of forestry management and positioning in strategic expansion areas in the Brazilian territory.

The Horizonte Project’s construction, in Três Lagoas (MS), is on schedule, with 70% of the civil construction completed, and start-up scheduled for May 2009.The project will follow the learning curve, producing 635 thousand tonnes of pulp in 2009, 1,240 thousand in 2010, and 1,300 thousand in 2011, when it will reach full capacity. We already have the forestry base to supply Horizonte Stage I, and we have started alliances with local rural producers, thinking ahead to a Stage II, in about 2015. With lower average wood transportation radius, production capacity to become the world’s largest single line pulp plant, and privileged railway logistics, Horizonte Project’s costs will be 10% to 20% lower than current levels, thus, improving the company’s cash generation beginning in 2009.

In Rio Grande do Sul, we continue to form the forestry base for the Losango Project, which will be submitted to the Board of Directors’ analysis in 2009. The project's production capacity will be 1.3 million tonnes of market pulp, with the first wood cut scheduled for the second half of 2011. The environmental zoning for the forestry base was approved by the State Government in April. Among the features which make the project attractive are: proximity to the port, good railway distribution in the State, social agro-forestry inclusion projects and good wood productivity rates.

In addition to the immediate initiatives, we have striven to develop long-term strategic alliances, with strategic partners and the Votorantim Group, to develop and transfer technology, ensure supply, and centralize purchases.

Focusing on sustainability, privileging harmony between economic, social and environmental aspects, has permitted us to meet our short-term goals without compromising the future. In July of this year, the Forestry Savings Program (Poupança Florestal), in Rio Grande do Sul State, that had been object of several awards by institutions like Financial Times, was highlighted in the Report of United Nations Program for Economic Development about private initiatives that promote social inclusion, ensuring commitment with sustainable growth.

11

PRESS RELEASE 2Q08

CAPITAL MARKET

In 2Q08, the Bovespa Index appreciated by 3% versus a 14% decline in VCP´s preferred shares (VCPA4). 69,000 transactions, involving approximately 26 million VCP preferred shares were conducted during the 2Q08 on the Bovespa, practically the same volume as in 4Q07.

The average daily traded volume in 2Q08 was approximately US$31 million, 58% of which took place on the NYSE (US$18 million), with 42% on Bovespa (R$22 million). VCPA4 has a 0.70% share of Ibovespa (theoretical portfolio for the 4-month period between May and August 2008) and a 1.51% share of the ISE (theoretical portfolio from December 2007 to November 2008).

On the New York Stock Exchange (NYSE), VCP’s ADRs Level III declined 6% in 2Q08, versus a 7% decline in the Dow Jones index. Bloomberg Paper & Forest Index Europe (BEUFRST) declined 16%, and Bloomberg Paper & Forest Index US (BUSFRST) declined 14% in the period.

CONFERENCE CALLS & WEBCASTS
Portuguese July 18, 2008 10:30 (Brasília time) 09:30 (NY time) Phone.: +55 (11) 2188-0188 Replay: + 55 (11) 2188-0188 Code: VCP	English July 18, 2008 11:30 (Brasília time) 10:30 (NY time) Phone.: +1 (973) 935 8893 Replay: +1 (706) 645 9291 Code: 54492325
Participants are requested to connect ten minutes prior to the time set for the conference calls.

Slides and Webcast
A slide presentation will be available for viewing and downloading on the IR section: www.vcp.com.br

Replay
A conference call replay will be available from July 18 through 25, 2008. In order to access the replay, dial the numbers listed above.

Votorantim Celulose e Papel S.A. (VCP) is one of the largest pulp and paper producers in Brazil in terms of net revenues and total assets. It has integrated operations from forest to product distribution with a highly-efficient production cycle because it uses state-of-the-art technology for each process. VCP sells its products domestically and to more than 50 countries across five continents.

The statements contained in this release with respect to the Company’s business prospects, projected operating and financial results, and growth potential are merely forecasts based on expectations of its Management regarding the future of the Company. Such expectations are highly dependent on Brazil’s overall economic performance as well as industry and international market conditions and, therefore, are subject to change.

12

PRESS RELEASE 2Q08

ANNEX I

Net Operating Revenues Variation
2nd QTR 2008 X 1st QTR 2008

	USGAAP
PRODUCTS	Tons		Net Revenue - US$ 000		QoQ %
	2Q08	1Q08	2Q08	1Q08	Tons	Revenue	Average Price

Paper
Domestic Sales
Uncoated	23,758	25,778	31,391	33,166	(7.8)	(5.4)	2.7
Coated	23,730	20,053	33,169	26,516	18.3	25.1	5.7
Special/Other	30,257	28,807	72,269	64,821	5.0	11.5	6.1
Total	77,745	74,638	136,829	124,503	4.2	9.9	5.5

Export Market
Uncoated	7,823	11,308	7,707	10,729	(30.8)	(28.2)	3.8
Coated	1,095	999	1,001	859	9.6	16.6	6.4
Special/Other	115	91	156	134	26.4	16.4	(8.3)
Total	9,033	12,398	8,864	11,722	(27.1)	(24.4)	3.8
Total Paper	86,778	87,036	145,693	136,225	(0.3)	7.0	7.3

Pulp
Domestic Sales	71,996	74,599	45,518	44,884	(3.5)	1.4	5.1
Export Market	256,823	232,141	186,090	158,776	10.6	17.2	5.9
Total	328,818	306,740	231,608	203,660	7.2	13.7	6.1

Total Domestic Sales	149,740	149,237	182,347	169,387	0.3	7.7	7.3
Total Export Market	265,856	244,539	194,954	170,498	8.7	14.3	5.2

TOTAL	415,596	393,776	377,301	339,885	5.5	11.0	5.2

Net Operating Revenues Variation
2nd QTR 2008 x 2nd QTR 2007

	USGAAP
PRODUCTS	Tons		Net Revenue - US$ 000		QoQ %
	2Q08	2Q07	2Q08	2Q07	Tons	Revenue	Average Price

Paper
Domestic Sales
Uncoated	23,758	34,758	31,391	40,533	(31.6)	(22.6)	13.3
Coated	23,730	36,716	33,169	46,545	(35.4)	(28.7)	10.3
Special/Other	30,257	27,240	72,269	58,527	11.1	23.5	11.2
Total	77,745	98,714	136,829	145,605	(21.2)	(6.0)	19.3

Export Market
Uncoated	7,823	9,580	7,707	8,541	(18.3)	(9.8)	10.5
Coated	1,095	4,973	1,001	4,070	(78.0)	(75.4)	11.7
Special/Other	115	47	156	65	-	-	-
Total	9,033	14,600	8,864	12,676	(38.1)	(30.1)	13.0
Total Paper	86,778	113,314	145,693	158,282	(23.4)	(8.0)	20.2

Pulp
Domestic Sales	71,995	45,767	45,518	24,011	57.3	89.6	20.5
Export Market	256,823	223,062	186,090	132,577	15.1	40.4	21.9
Total	328,817	268,828	231,608	156,588	22.3	47.9	20.9

Total Domestic Sales	149,740	144,481	182,347	169,616	3.6	7.5	3.7
Total Export Market	265,856	237,662	194,954	145,254	11.9	34.2	20.0

TOTAL	415,596	382,142	377,301	314,870	8.8	19.8	10.2

Net Operating Revenues Variation
Accumulated 06/30/2008 x 06/30/2007

	USGAAP
PRODUCTS	Tons		Net Revenue - US$ 000		QoQ %
	6m08	6m07	6m08	6m07	Tons	Revenue	Average Price

Paper
Domestic Sales
Uncoated	49,535	83,151	64,556	92,034	(40.4)	(29.9)	17.7
Coated	43,783	69,290	59,686	86,252	(36.8)	(30.8)	9.5
Special/Other	59,065	55,366	137,089	115,874	6.7	18.3	10.9
Total	152,383	207,807	261,332	294,160	(26.7)	(11.2)	21.2

Export Market
Uncoated	19,131	54,914	18,436	50,247	(65.2)	(63.3)	5.3
Coated	2,094	9,744	1,860	8,449	(78.5)	(78.0)	2.4
Special/Other	206	104	290	141	-	-	-
Total	21,431	64,762	20,586	58,837	(66.9)	(65.0)	5.7
Total Paper	173,814	272,569	281,918	352,998	(36.2)	(20.1)	25.2

Pulp
Domestic Sales	146,595	89,565	90,402	46,840	63.7	93.0	17.9
Export Market	488,964	434,322	344,866	255,602	12.6	34.9	19.8
Total	635,558	523,887	435,269	302,442	21.3	43.9	18.6

Total Domestic Sales	298,977	297,372	351,734	341,000	0.5	3.1	2.6
Total Export Market	510,394	499,084	365,452	314,440	2.3	16.2	13.6

TOTAL	809,372	796,456	717,186	655,440	1.6	9.4	7.7

Note: 2Q08 volumes indicated above include 40,500 tons of market pulp, 30,700 tons of uncoated papers and 10,400 of coated papers originated from Conpacel.

13

PRESS RELEASE 2Q08

ANNEX II

	INCOME STATEMENT
							US$ Million
	2nd QTR 2008		1st QTR 08		2nd QTR 07		Change
	US$	%	US$	%	US$	%	2Q08/1Q08	2Q08/2Q07
Net Operating Revenue	377	100%	340	100%	315	100%	11%	20%
Domestic Sales	182	48%	169	50%	170	54%	8%	7%
Export Sales	195	52%	171	50%	145	46%	14%	34%
Operating Cost and Expenses	(313)	-83%	(278)	-82%	(278)	-88%	13%	13%
Cost of sales	(247)	-65%	(224)	-66%	(204)	-65%	10%	21%
Selling and marketing	(43)	-11%	(36)	-11%	(34)	-11%	20%	27%
General and administrative	(18)	-5%	(16)	-5%	(14)	-4%	11%	26%
Other operating (expenses) income, net	(5)	-1%	(2)	-1%	(26)	-8%	155%	-80%
Operating Profit	64	17%	62	18%	37	12%	4%	74%
Non-operating income (expense)	66	18%	9	3%	75	24%	636%	nm
Financial income	53	14%	46	14%	26	8%	16%	105%
Financial expense	(118)	-31%	(38)	-11%	(35)	-11%	210%	237%
Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net	131	35%	1	0%	84	27%	nm	nm
Income (loss) before taxes and equity income (loss) of investees	130	34%	71	21%	112	35%	82%	16%
Income tax expense	(21)	-6%	(5)	-1%	(11)	-3%	320%	91%
Income (loss) before equity income (loss) of investees	109	29%	66	19%	101	32%	65%	8%
Equity income (loss) affiliates	12	3%	22	6%	20	6%	-45%	-40%
Net Income (Loss)	121	32%	88	26%	121	39%	38%	0%
Depreciation and depletion	43	11%	40	12%	33	10%	8%	31%
EBITDA adjusted	107	28%	100	29%	95	30%	7%	13%
EBITDA consolidated (inc. 50% of Conpacel)	125	33%	117	34%	113	36%	7%	11%

	INCOME STATEMENT
	US$ Million
	Jan-Jun 08		Jan-Jun 07
	US$	AV%	US$	AV%
Net Operating Revenue	717	100%	656	100%
Domestic Sales	351	49%	342	52%
Export Sales	366	51%	314	48%
Operating Cost and expenses	(591)	-82%	428	65%
Cost of sales	(471)	-66%	(423)	-64%
Selling and marketing	(79)	-11%	(70)	-11%
General and administrative	(34)	-5%	(28)	-4%
Other operating (expenses) income, net	(7)	-1%	949	145%
Operating Profit	126	18%	1,084	165%
Non-operating income (expense)	75	10%	122	19%
Financial income	99	14%	56	9%
Financial expense	(156)	-22%	(66)	-10%
Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net	132	18%	132	20%
Income (loss) before taxes and equity income (loss) of investees	201	28%	1,206	184%
Income tax expense	(26)	-4%	(366)	-56%
Income (loss) before equity income (loss) of investees	175	24%	839	128%
Equity income (loss) affiliates	34	5%	36	6%
Net Income (Loss)	209	29%	875	133%
Depreciation and depletion	83	12%	73	11%
EBITDA	207	29%	207	31%
EBITDA consolidated ( inc. 50% of Conpacel)*	242	34%	239	36%

* For 3Q07 adjusted with 50% Conpacel and for 3Q06 adjusted for contingencies acrual, post-retirement benefits and fixed assets write-off

14

PRESS RELEASE 2Q08

ANNEX III

	BALANCE SHEET
	US$ million
ASSETS	JUN/08	MAR/08	JUN/07
CURRENT ASSETS	1,108	1,148	1,258
Cash and Cash Equivalents	466	487	391
Available for sale securities	118	180	306
Unrealized gain from cross currency interest rate swaps	1		3
Trade Accounts Receivables, net	171	161	169
Inventories	234	195	214
Deferred income tax	10	13	28
Recoverable taxes	70	76	115
Other	38	36	32
Investment in affiliates, including goodwill	1,096	1,035	949
Property, Plant and Equipment - Net	4,510	4,018	3,433
Other Assets	324	283	190
Recoverable taxes	98	74
Judicial Deposits	175	161
Advance to suppliers	10	10
Other	41	38	190
TOTAL ASSETS	7,038	6,484	5,830

LIABILITIES	JUN/08	MAR/08	JUN/07
CURRENT LIABILITIES	876	686	659
Trade payables	133	125	131
Short-term debt	274	225	229
Current portion of long-term debt	401	115	230
Unrealized loss from currency interest rate swaps	0	3	0
Payroll, profit sharing and related charges	24	16	18
Taxes on income and other taxes	19	10	25
Interest attributable to capital payable	5	172	0
Other	20	20	26
LONG TERM LIABILITIES	1,781	1,784	1,757
Long-term debt	1,134	1,204	1,176
Deferred income tax, net	399	357	377
Accrued liabilities for legal proceedings	221	199	175
Post-retirement benefits	27	24	29
SHAREHOLDERS' EQUITY	4,381	4,014	3,414
Preferred shares, no par value, 280,000,000 shares authorized, 95,687,864 shares issued and outstanding	953	953	953
Common shares, no par value, 140,000,000 shares authorized, 105,702,452 shares issued and outstanding	1,053	1,053	1,053
Additional paid-in capital	(9)	35	35
Treasury shares, at cost 2008- 2,784,091 preferred shares (2007 - 28,900 preferred shares)	(50)	-	(1)
Appropriated retained earnings	110	110	86
Unappropriated retained earnings	1,920	1,799	1,569
Cumulative translation adjustment	401	61	(281)
Defined contribution plan	3	3	0
TOTAL LIABILITIES	7,038	6,484	5,830

15

PRESS RELEASE 2Q08

ANNEX IV

CASH FLOW STATEMENT

			US$ Million
CASH FLOW FROM OPERATING ACTIVITIES	2nd QTR 08	1st QTR 08	2nd QTR 07
NET INCOME (LOSS)	121	88	121

Adjustments to reconcile net income to cash provided by operating activities :
Expense recorded related to acquisition of treasury shares	88
Foreign exchange gains and unrealized gains on swaps, net	(131)	(1)	(84)
Equity in earnings of affiliates	(12)	(22)	(20)
Interest attributable to capital and dividends received	18	4	13
Deferred income tax	13	(1)	11
Depreciation and depletion	43	40	33
Loss ( gain) on disposal of property, plant and equipment	3	2	1
Gain on sale of investments	-		(9)
Complement paid to International Paper , net of deferred tax	-		23

Changes in operating assets and liabilities :
Trade accounts receivable	(10)	4	26
Inventories	(39)	(9)	(21)
Other assets	(37)	(12)	(63)
Increase ( Decrease) in Liabilities	28	(18)	(15)

Net cash provided by operating activities	85	75	16

CASH FLOWS FROM INVESTING ACTIVITIES

Available for sales securities	78	(7)	114
Acquisition/ Sale of an interest in affiliate, including write-off of a	0	-	19
goodwill
Acquisition of PP&E	(137)	(95)	(74)

Net cash provided (used) in investing activities	(59)	(102)	59

CASH FLOWS FROM FINANCING ACTIVITIES

Short term debt	304	(1)	84
Long term debt	50	(42)	49
Sales ( acquisition) of treasury shares	(182)	1
Withholding tax related interest attributable to capital		(13)
Dividends paid	(175)		(136)

Net cash provided by (used in) financing activities	(3)	(55)	(3)

Effect of exchange rate changes on cash and cash	(44)	4	(27)
equivalents

Net increase (decrease) in cash and cash equivalents	(21)	(78)	45

Cash and cash equivalents at beginning of period	487	565	346

Cash and cash equivalent at end of period	466	487	391

***

16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: July 17, 2008	By:	/s/ Valdir Roque
Valdir Roque
Title Chief Financial Officer